Exhibit 3.1

AMENDMENT TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION

of

ORION ENERGY SYSTEMS, INC.

SALLY A. WASHLOW, Chief Executive Officer of Orion Energy Systems, Inc., a corporation organized and existing under the Wisconsin Business Corporation Law (the “Company”), in accordance with the provisions of Section 180.1003 thereof, DOES HEREBY CERTIFY:

1.	That, on May 29, 2025, in accordance with Section 180.1003 of the Wisconsin Business Corporation Law, the Board of Directors of the Company adopted a resolution authorizing a reverse stock split.

2.

That, on August 7, 2025, in accordance with Section 180.1003 of the Wisconsin Business Corporation Law, the requisite majority of the shareholders of the Company that cast a vote approved the resolution adopted by the Board of Directors authorizing a reverse stock split.

3.

That said resolution of the Board of Directors of the Company authorizing the reverse stock split provides that the first sentence of Article IV of the Company’s Amended and Restated Articles of Incorporation shall be amended and restated by the following text:

“Effective as of 12:01 a.m. on August 22, 2025 (the “Effective Time”), the shares of Common Stock issued and held in treasury of the Corporation immediately prior to the Effective Time are reclassified into a smaller number of shares such that each ten (10) shares of issued Common Stock immediately prior to the Effective Time is reclassified into one (1) share of Common Stock. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification, following the Effective Time, shall be entitled to receive a cash payment equal to the product of the closing sales price of the Common Stock on the applicable national listing exchange on the date that is immediately prior to the Effective Time and the amount of the fractional share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional shares as described above.

Immediately after the Effective Time, the total number of shares of all classes of capital stock which the Corporation shall have authority to issue is fifty million (50,000,000) shares, consisting of: (i) twenty million (20,000,000) shares of a class designated as “Common Stock,” with no par value per share; and (ii) thirty million (30,000,000) shares of a class designated as “Preferred Stock,” with a par value of one cent ($.01) per share.”

4.	That in accordance with Section 180.0123 of the Wisconsin Business Corporation Law these Articles of Amendment shall be effective at 12:01 a.m. on August 22, 2025.

IN WITNESS WHEREOF, I have executed and subscribed these Articles of Amendment on behalf of the Company and do affirm the foregoing as true this 19th day of August, 2025.

Orion Energy Systems, Inc.

By:	/s/ Sally A. Washlow
Sally A. Washlow
Chief Executive Officer

This document was drafted by, and should be returned to, Attorney Garrett F. Bishop of

Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.